SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson CEO and Head of Investor Relationsoscar@telepart.com.br Phone: 55 61 3429-5600

TELEMIG CELULAR PARTICIPAÇÕES S.A. HAS BEEN DELAYED IN FILING ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Brasília, July 03, 2006 – Telemig Celular Participações S.A. known as the “Registrant” (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of wireless telecommunications services in the State of Minas Gerais, today informs the Securities and Exchange Commission (SEC) that it has been delayed in filing its annual report on Form 20-F for the fiscal year ended December 31, 2005, for the reason outlined below.

The two Registrant’s principal indirect shareholders – Citigroup Venture Capital International Brazil L.P. and Investidores Institucionais FIA are engaged in litigation against Banco Opportunity and its afilliates (“Opportunity”), former managers of both shareholders, over management of the Registrant, a holding company, and its operating company, Telemig Celular S.A. (the “Operating Company”).

Currently, Citigroup Venture Capital International Brazil L.P. and Investidores Institucionais FIA, together with other indirect shareholders (other than Opportunity) have directed the appointment of the board of directors and management of the Registrant, and Opportunity has appointed the board of directors and management of the Operating Company. The Registrant is attempting to replace the Operating Company’s board of directors and management.

In accordance with the Registrant’s internal procedures, the Registrant has prepared a draft annual report with the Operating Company, and this draft annual report was submitted by the annual report working group to the Registrant’s senior management. However, as a result of the Registrant’s attempt to replace Telemig’s board of directors and management, the Operating Company has denied the Registrant access to certain documents, personnel and information that is required for the preparation, certification and filing of the Registrant’s annual report.

Because of the above, the Registrant is unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2005. The Registrant is trying to resolve the conflict that is causing the late filing of its annual report through judicial and other means. Currently, it is impossible for the Registrant to predict how or when the conflict between shareholders will be resolved, or when sufficient access to documents, personnel or information at the Operating Company will be available to the Registrant to allow it to file its annual report.

****************************************************************************************************************************************************************** This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 03, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations